EX-FILING FEES
Calculation of Filing Fee Table

Form Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$17,018,589.87(1)	$153.10	$2,605.55(2)
Fees Previously Paid	$16,164,600.14		$2,385.89(3)
Total Transaction Valuation	$17,018,589.87
Total Fees Due for Filing			$2,605.55
Total Fees Previously Paid			$2,385.89
Total Fee Offsets			—
Net Fee Due			$219.66

(1) The Registrant previously offered to purchase up to 1,516,379 shares worth of its issued and outstanding common stock, par value $0.01 per share (“Shares”). The Registrant subsequently increased its offer to purchase to 1,634,831 Shares at a price equal to the net asset value per Share as of October 31, 2024 of $10.41.
(2) Calculated as 100% of the Transaction Valuation.
(3) Paid in connection with the Registrant’s filing of a Schedule TO on September 19, 2024.